UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐	Form 10-K	☐	Form 20-F	☐	Form11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended:	May 2, 2020
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

ASCENA RETAIL GROUP, INC.
Full Name of Registrant

Former Name if Applicable

933 MacArthur Boulevard
Address of Principal Executive Office (Street and Number)

Mahwah, New Jersey 07430
City, State, and Zip Code

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the preparation of its financial statements for the fiscal third quarter ended May 2, 2020, Ascena Retail Group, Inc. (the "Company") in consultation with the Audit Committee, as a result of the continuing downturn in the retail industry and the global economy impacted by the coronavirus disease ("COVID-19") pandemic, expects to record material impairments of the Company's long-lived tangible assets and goodwill and other intangible assets. While the Company is working diligently, it has not yet completed its analysis. Until the Company determines the amount of the impairment charges of its long-lived tangible assets and goodwill and other intangible assets, the Company will be unable to file its Quarterly Report on Form 10-Q for the fiscal third quarter ended May 2, 2020 (the "Third Quarter 2020 Form 10-Q").

In addition, on May 28, 2020, in reliance on the Securities and Exchange Commission’s Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions From the Reporting and Proxy Delivery Requirements for Public Companies dated March 25, 2020 (Release No. 34-88465) (the “Order”), the Company availed itself of an extension to file the Third Quarter 2020 Form 10-Q. The Order provided the Company with a 45-day extension period, which can be subsequently extended by this Form 12b-25. As disclosed in the Company’s Current Report on Form 8-K filed on May 28, 2020 (the “May 2020 8-K”), the Company’s day-to-day operations and business have experienced significant disruptions, which has delayed the Company’s ability to complete its financial reporting process and prepare the Third Quarter 2020 Form 10-Q.

Moreover, on July 23, 2020, the Company and certain of the Company’s direct and indirect subsidiaries commenced voluntary cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Eastern District of Virginia. The negotiations and preparation of the Chapter 11 Cases has taken up a significant portion of management's time and resources. Further, the preparation and review of the disclosures required in the Third Quarter 2020 Form 10-Q to reflect the recent commencement of the Chapter 11 Cases will also take significant time to complete.

For the reasons described above, the delay in filing the Third Quarter 2020 Form 10-Q could not be avoided without unreasonable effort or expense.

 PART IV – OTHER INFORMATION
(1)Name and telephone number of the person to contact in regard to this notification

Dan Lamadrid	(551)	777-6700
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports. Yes ☒No ☐

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As disclosed in the May 2020 8-K, the Company’s day-to-day operations and business have experienced significant disruptions as a result of the COVID-19 pandemic and its effects, and the pandemic has materially adversely affected the Company’s revenues, earnings, liquidity and cash flows. The Company’s net sales for the three months ended May 2, 2020 is expected to be approximately $600 million, as compared to $1,088 million for the corresponding period for the last fiscal year. The Company’s gross margin (net sales less cost of goods sold) for the three months ended May 2, 2020 is expected to be approximately $185 million, as compared to $627 million for the corresponding period for the last fiscal year. At this time, the Company is unable to further quantitatively describe the expected changes in its results of operations as compared to the corresponding period for the last fiscal year due to, among other things, the ongoing impairment analysis referred to in Part III above.

The above financial data for the three months ended May 2, 2020 is preliminary and subject to the Company’s difficulty in completing and obtaining required financial and other information described under Part III above and other financial closing procedures. Moreover, this data has been prepared on the basis of currently available information. The Company’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion or any other form of assurance with respect to, this data. This data does not constitute a comprehensive statement of the Company’s financial results for the three months ended May 2, 2020, and the Company’s final numbers for this data may differ materially from these estimates.

ASCENA RETAIL GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 27, 2020	By:	/s/ Dan Lamadrid
Executive Vice President and Chief Financial Officer